

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Mark Soffa
Chief Executive Officer
Silverhill Management Services, Inc.
23961 Craftsman Road #LM
Calabasas, CA 91302

> **Re: Silverhill Management Services, Inc.**
> **Current Report on Form 8-K/A**
> **Filed November 14, 2011**
> **File No. 333-161052**

Dear Mr. Soffa:

We have reviewed your responses to the comments in our letter dated September 22, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1. We note your response to our prior comment two and reissue in part. Please revise to eliminate the marketing language, "high quality," when describing your products on page 5.

2. We note your response to our prior comment three and reissue in part. Please tell us if any of the following agreements are material to you. If so, please briefly describe them in your filing and file them as exhibits to your Form 8-K or advise:
    - racing partnerships with Red Bull USA and Triad Racing Technologies on page 6;
    - agreement with Triad Racing Team on page 6;

- signed agreements with national and regional sales representative organizations on page 6; and
- NASCAR sponsorship agreement on page F-13.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Agreement and Plan of Reorganization, page 2

3. We note your response to our prior comment five and reissue. Please revise to include the nature and amount of consideration given or received in the reorganization. Refer to Item 2.01(d) of Form 8-K.

Description of Our Business, page 3

4. We note your response to our prior comment nine and reissue in part. Please revise to quantify your losses for the most recent audited period and cumulative losses to date. In addition, please disclose your burn rate and the amount of time that your present capital will last at your current burn rate in the MD&A section.

5. We note your response to our prior comment ten and reissue. We note your disclosure on page F-17 that your sales to Heartland America and Best Buy exceeded ten percent of your revenue in 2010. Please name your customers who accounted for more than ten percent of your sales in this section and briefly describe your sales to them. Refer to Item 101(c)(vii) of Regulation S-K.

History of the Development of the Company's Primary Product, page 4

6. We note your disclosure that you have filed your testing protocol as an exhibit. However, we are not able to locate this exhibit. Please revise to file the exhibit or advise.

Additional Products, page 4

7. We note your response to our prior comment 13 and reissue in part. Please revise to clarify who makes these additional products.

8. We note your response to our prior comment 14 and reissue in part. Please revise to clarify what products you intend to distribute in the car care line.

Market for the Products, page 5

9. We note your response to our prior comment 16 and reissue. We note that more recent data from the National Household Survey and the U.S. Department of Transportation's Research and Innovative Technology Administration is available. Please revise your disclosure in this section to provide updated data.

Marketing of Products, page 5

10. We note your response to our prior comment 18 and reissue in part. Please provide a more detailed description of your marketing and expansion plans. To the extent that you discuss future plans, you need to substantially revise your filing to provide disclosure of the material steps you need to take to implement future plans or launch new products, the time frames for those steps and any financing you require to implement these plans.

Marketing Relationships, page 5

11. You state that "Fuel Doctor is a primary sponsor globally in the world of auto racing." From your disclosure it appears that you have only sponsored one driver, David Fumanelli, outside of the United States. Please revise your disclosure to delete the above statement or advise.

Additional motor sports partnerships, page 6

12. We note your statement that Fuel Doctor has affiliate relationships with Red Bull USA and Triad Racing. Please revise this section to provide descriptions of these affiliate relationships.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

13. We note your response to our prior comment 22; however, please revise to include also the comparison between your 2009 and 2010 fiscal years. Refer to Item 303 of Regulation S-K.

Risks Related to Our Business, page 8

We May Need Additional Capital, page 8

14. We note your response to our prior comment 26 and reissue. We note your disclosure that you have raised $847,000. Please describe this transaction in more detail. In addition, please tell us if this is the same transaction as the private placement of $900,000 described in the newspaper article entitled *Silverhill Management Services Inc. – Fuel Doctor LLC Completes Merger with Silverhill Management Services, Inc. and Concurrent Closing of $900,000 Private Placement* in the Market News on August 29, 2011.

15. We note your response to our prior comment 27 and reissue. Please revise to disclose whether you have taken any steps to obtain additional financing and the current status of the application, if any.

Even If We Are Successful in Exploiting the Technology, page 9

16. We note your response to our prior comment 29 and reissue. Please refer to the last full paragraph on page 4 and clarify what are the "similar products on the market." In addition, disclose who your main competitors are and reconcile your disclosure that you have no direct competition on page 11 with your statements here about competition from companies, universities, and government research organizations.

17. Please refer to the last sentence in this risk factor and revise to clarify what you mean by "that power condition."

Our Main Product Has Received an Unfavorable Review, page 10

18. We note your response to our prior comment 32; however, reference to "four major independent automotive research organizations" remains in the first paragraph. Please either clarify what four organizations you reference and list the titles of any related reports, or revise to delete this reference.

Any Market That Develops in Shares of Our Common Stock, page 12

19. We note your response to our prior comment 34 and reissue. We note that equity securities with a minimum price of $5.00 per share are considered "penny stock." Please revise your disclosure accordingly. Refer to Rule 3a51-1 of the Securities Exchange Act of 1934.

Management, page 14

20. We note your response to our prior comment 37 and reissue. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that he should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Advisory Board, page 15

21. We note your response to our prior comment 38 and reissue in part. Please revise this section to disclose the age or the date of birth of your advisory board members. Additionally, please delete marketing language that describes "numerous awards" on page 15.

Directors and Officer Compensation, page 15

22. Please revise this section to clarify if director compensation in the first table is paid in addition to compensation paid to officers as described in the second table as to officers who also serve as directors.

23. We note that weekly compensation of $3,500 is not equal to $338,687 in annual compensation. Please revise or advise.

Certain Relationship and Related Transactions, page 16

24. We note your disclosure that you "had $608,546 and $1,866, respectively due <u>from</u> related parties." However, your disclosure on page F-16 of Exhibit 99.1 describes loans due <u>to</u> related parties. Please revise for consistency or advise.

Item 3.02 Unregistered Sales of Equity Securities, page 17

25. We note your response to our prior comment 40. Please revise to include consideration received in each transaction. Refer to Item 701 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits, page 20

26. We note your response to our prior comment 41 and reissue in part. Please file the list of your subsidiaries as an exhibit to your filing. Refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or John Stickel at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Frank Hariton, Esq.